U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

                         FORM 12b-25

                                          0-20915
                                      SEC FILE NUMBER
     NOTIFICATION OF LATE FILING
                                        37246F 102
                                       CUSIP NUMBER
     FORM 10-KSB

For period ended December 31, 1996

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I--Registrant Information

     Full name of Registrant:  Geo Petroleum, Inc.

     No former name.

     25660 Crenshaw Boulevard, Suite 201
     Torrance, CA 90505
     ------------------

     Address of principal executive office.

Part II--Rules 12b-25 (b) and (c)

Not applicable, except that the subject annual report on Form
10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period:

     The Company's audit report was received on March 28, 1997, later than expected, and the text of the Form could have been completed timely but for a failure in the equipment which was to be used for transmitting the audit report and the draft text to the Company's attorney, a sole practitioner, who is located in a distant city. By the time it was possible to deliver personally the text and software to the attorney, he advised that it was too late to prepare the documents in acceptable form, have them Edgarized, and transmitted in time. Geo Petroleum is a small company without previous experience in preparing and filing a Form 10-KSB and did not know to allow more time in the event of an unexpected malfunction, such as actually happened.

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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Gerald T. Raydon, 310-539-8191
------------------------------

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding
12 months or for such shorter period that the registrant was required to file such reports been filed?

(x) Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

Yes.

Is so attach an explanation of the anticipated change, both narratively and quantitatively.

There was a reported gain for 1995 of $153,401, but a loss in 1996 of $430,559. The loss was due to a decrease in revenues resulting from a temporary reduction in the number of producing oil wells, some of which were idled by mechanical problems. Expenses increased due to the company's efforts to obtain financing and become a reporting company. These efforts were not successful until year-end.

Geo Petroleum, Inc.

          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date 3/31/97     By  GERALD T. RAYDON
                     ---------------------------
                     Gerald T. Raydon, President
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